

# GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Exemption No. 82-4962

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel : 03-261 2288, 202 2288 Fax : 03-261 5304 Telex : MA 30022.

31 May 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America


03022466


RECEIVED
JUN 03 2003

SUPPL

**BY COURIER**

Dear Sirs,

**GENTING BERHAD**
**EXEMPTION NO. 82-4962**

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-4962 granted to Genting Berhad under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

1. Announcement by the Company in respect of the Notice of Extraordinary General Meeting.
2. 2002 Annual Report of Genting Berhad; and
3. Circular to Shareholders dated 31 May 2003 in relation to the Proposed renewal of the authority for the Purchase of Own Shares and Notice of Extraordinary General Meeting.



Yours faithfully
**GENTING BERHAD**

**TAN WOOI MENG**
*Group Company Secretary*

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

bcc. The Bank of New York
101 Barclay Street
New York, NY 10286
Fax No: (212) 815-2276/571-3050

**Attention: Ms Violet Pagan**

Messrs Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, DE 19715
Fax No: 302-738-7210

**Attention: Mr Donald J. Publisi**



Form Version 2.0

**General Announcement**

Ownership transfer to **GENTING** on **30-05-2003 10:07:52 AM**
Reference No **GG-030530-BA86B**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **GENTING BERHAD** |
| * Stock name | : | **GENTING** |
| * Stock code | : | **3182** |
| * Contact person | : | **MR TAN WOOI MENG** |
| * Designation | : | **GROUP COMPANY SECRETARY** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**GENTING BERHAD**

**NOTICE OF EXTRAORDINARY GENERAL MEETING**

* **Contents :-**

**NOTICE IS HEREBY GIVEN THAT** an Extraordinary General Meeting of the Company will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 26 June 2003 at 4.45 p.m., or immediately following the conclusion or adjournment (as the case may be) of the Thirty-Fifth Annual General Meeting of the Company, which will be held at the same venue and on the same day at 4.00 p.m., whichever is later, or at any adjournment thereof, for the purpose of considering and if thought fit, passing the following resolution:

**ORDINARY RESOLUTION**

**PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF OWN SHARES**

"**THAT,** subject to compliance with the Companies Act, 1965, the Articles of Association of the Company, regulations and guidelines issued from time to time by the Kuala Lumpur Stock Exchange ("KLSE") or any other regulatory authorities, approval be and is hereby given to the Company to utilise an amount not exceeding the total retained profits and share premium of the Company to purchase such amount of ordinary shares of RM0.50 each in the Company as may be determined by the Directors of the Company from time to time on the KLSE upon such terms and conditions as the Directors may deem fit and expedient in the interest of the Company provided that the aggregate number of shares to be purchased and/or held pursuant to this resolution does not exceed ten (10) per centum of the issued and paid-up share capital of the Company. Based on the audited accounts for the financial year ended 31 December 2002, the Company's retained profits and share premium accounts were RM2,951.7 million and RM97.8 million respectively;

**AND THAT** such authority shall commence upon the passing of this resolution and shall remain in force until the conclusion of the next Annual General Meeting of the Company unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting;

**AND THAT** authority be and is hereby given to the Directors of the Company to decide in their discretion to retain the ordinary shares in the Company so purchased by the Company as treasury shares and/or cancel them and/or resell the treasury shares or to distribute them as share dividend and/or subsequently cancel them;

**AND FURTHER THAT** authority be and is hereby given to the Directors of the Company to take all such steps as are necessary (including the appointment of a stockbroking firm and the opening and maintaining of a Central Depository Account designated as a Share Buy-Back Account) and to enter into any agreements and arrangements with any party or parties to implement, finalise and give full effect to the aforesaid with full powers to assent to any conditions, modifications, variations and/or amendments (if any) as may be imposed by the relevant authorities."

By Order of the Board

**TAN WOOI MENG**
***Secretary***

Kuala Lumpur
31 May 2003

***Notes:***

*A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than forty-eight (48) hours before the time set for holding the meeting or at any adjournment thereof.*

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.**

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Genting Berhad, you should at once send this Circular together with the enclosed Form of Proxy to the agent through whom the sale or transfer was contracted for onward transmission to the purchaser or transferee.

The Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or reliance upon the whole or any part of the contents in this Circular.



# GENTING BERHAD

*(7916-A)*
(Incorporated in Malaysia)

# CIRCULAR TO SHAREHOLDERS

# IN RELATION TO THE

# PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF OWN SHARES

# AND

# NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice of the Extraordinary General Meeting of Genting Berhad to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 26 June 2003 at 4.45 p.m. or immediately following the conclusion or adjournment (as the case may be) of the Thirty-Fifth Annual General Meeting ("AGM") of the Company, which will be held at the same venue and on the same day at 4.00 p.m., whichever is later, or any adjournment thereof, together with the Form of Proxy are enclosed.

| | | |
|---|---|---|
| Last day and time for lodging the Form of Proxy | : | Tuesday, 24 June 2003 at 4.45 p.m. |
| Date and time of Extraordinary General Meeting | : | Thursday, 26 June 2003 at 4.45 p.m. or immediately following the conclusion or adjournment ( as the case may be) of the Thirty-Fifth AGM of the Company, which will be held at the same venue and on the same day at 4.00 p.m., whichever is later, or at any adjournment thereof. |

This Circular is dated 31 May 2003

## DEFINITIONS

Unless where the context otherwise requires, the following definitions shall apply throughout this Circular:

| | | |
|---|---|---|
| Act | : | Companies Act, 1965 |
| AGM | : | Annual General Meeting |
| Board | : | Board of Directors of Genting |
| CDN | : | Canadian dollar |
| Code | : | Malaysian Code on Take-Overs and Mergers, 1998 |
| EGM | : | Extraordinary General Meeting |
| EPS | : | Earnings per share |
| HK$ | : | Hong Kong dollar |
| Genting or Company | : | Genting Berhad (7916-A) |
| Genting Group or Group | : | Genting and its subsidiaries |
| KLSE | : | Kuala Lumpur Stock Exchange (30632-P) |
| Market Day | : | Any day between Monday and Friday (inclusive) which is not a public holiday and on which the KLSE is open for trading of securities |
| NTA | : | Net tangible assets |
| Proposed Share Buy-Back | : | Proposed Renewal of the authority to enable Genting to purchase and/or hold Genting Shares for up to 10% of the issued and paid-up share capital of the Company |
| Genting Share(s) | : | Ordinary share(s) of RM0.50 each in Genting |
| RM and sen | : | Ringgit Malaysia and sen respectively |
| US$ | : | United States of America dollar |

Words importing the singular shall, where applicable, include the plural and vice versa and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. Reference to persons shall include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Any reference to a time of day in this Circular shall be a reference to Malaysian time, unless otherwise stated.

CONTENTS

LETTER TO THE SHAREHOLDERS OF GENTING RELATING TO THE PROPOSED SHARE BUY-BACK CONTAINING:

| SECTION | | PAGE |
|---|---|---|
| 1. | INTRODUCTION | 1 |
| 2. | DETAILS OF THE PROPOSED SHARE BUY-BACK | 2 |
| 3. | RATIONALE FOR THE PROPOSED SHARE BUY-BACK | 3 |
| 4. | FACTORS FOR SHAREHOLDERS TO CONSIDER | 3 |
| 5. | EFFECTS OF THE PROPOSED SHARE BUY-BACK | 4 |
| 6. | IMPLICATION OF THE CODE | 6 |
| 7. | HISTORICAL SHARE PRICES | 7 |
| 8. | APPROVAL REQUIRED | 7 |
| 9. | PURCHASE OF GENTING SHARES | 7 |
| 10. | DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS | 7 |
| 11. | DIRECTORS' RECOMMENDATION | 8 |
| 12. | EGM | 8 |
| 13. | FURTHER INFORMATION | 8 |
| APPENDICES | | |
| I | ADDITIONAL INFORMATION | 9 |
| NOTICE OF EGM | | 14 |
| FORM OF PROXY | | ENCLOSED |



# GENTING BERHAD

*(Company No. 7916-A)*
(Incorporated in Malaysia)

**Registered Office:**

24th Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

31 May 2003

**Directors:**

Tan Sri Lim Goh Tong *(Chairman)*
Tun Mohammed Hanif bin Omar *(Deputy Chairman)*
Tan Sri Lim Kok Thay *(President & Chief Executive)*
Tan Sri Mohd Amin bin Osman *(Executive Director)*
Dr R. Thillainathan *(Executive Director & Chief Operating Officer)*
Mr. Quah Chek Tin *(Executive Director)*
Tan Sri (Dr.) Gunn Chit Tuan
Dato' Paduka Nik Hashim bin Nik Yusoff
Tan Sri Dr. Lin See Yan

**To: The Shareholders of Genting Berhad**

Dear Sir/Madam

**PROPOSED RENEWAL OF THE AUTORITY FOR THE PURCHASE OF OWN SHARES**

## 1. INTRODUCTION

On 28 April 2003, the Company announced that it proposes to seek a renewal of an existing authorisation from its shareholders to purchase shares of the Company up to ten percent (10%) of the issued and paid-up share capital of Genting.

At an EGM held on 25 June 2002, your Board obtained shareholders' approval to undertake the proposed share buy-back of up to ten per cent (10%) of the issued and paid-up share capital of Genting through the KLSE.

The authority obtained by the Board for the purchase of own ordinary shares by the Company shall lapse at the conclusion of the forthcoming Thirty-Fifth AGM unless a renewal of authority of share buy-back is obtained from shareholders.

In view of the authority expiring at the conclusion of the forthcoming AGM of Genting, which will be held on Thursday, 26 June 2003, a renewal of authority of share buy-back is sought from the shareholders for the Proposed Share Buy-Back by way of an ordinary resolution.

The purpose of this Circular is to provide you with the details of the Proposed Share Buy-Back and to seek your approval for the ordinary resolution pertaining to the Proposed Share Buy-Back to be tabled at the forthcoming EGM of Genting to be convened at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 26 June 2003 at 4.45 p.m., or immediately following the conclusion or adjournment (as the case may be) of the Thirty-Fifth AGM of the Company, which will be held at the same venue and on the same day at 4.00 p.m., whichever is later, or at any adjournment thereof. The Notice convening the EGM is enclosed together with this Circular.

SHAREHOLDERS OF GENTING ARE ADVISED TO READ THE CONTENTS OF THIS CIRCULAR CAREFULLY BEFORE VOTING ON THE RESOLUTION PERTAINING TO THE PROPOSED SHARE BUY-BACK

## 2. DETAILS OF THE PROPOSED SHARE BUY-BACK

2.1 The Company proposes to seek from its shareholders, a renewal of the authority to purchase and/or hold up to a maximum of 70,433,000 ordinary shares of RM0.50 each in Genting representing approximately ten per cent (10%) of the issued and paid-up share capital of the Company as at 22 May 2003 comprising 704,338,954 ordinary shares of RM0.50 each, on the KLSE through a stockbroker. The appointment of the stockbroker would be lodged with the KLSE at a later date.

The authority from the shareholders, if renewed, shall be effective upon the passing of the ordinary resolution for the Proposed Share Buy-Back at the forthcoming EGM until the conclusion of the next AGM of the Company, unless earlier revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

2.2 The Board proposes to allocate an amount of up to the retained profits and/or share premium account for the purchase of and/or holding its own shares subject to compliance with Section 67A of the Act and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of the purchase ("Prevailing Laws") including compliance with the twenty five percent (25%) public shareholding spread as required by the KLSE Listing Requirements. Based on the audited accounts as at 31 December 2002, the retained profits and share premium accounts of the Company were RM2,951.7 million and RM97.8 million respectively.

2.3 As at 28 April 2003, the public shareholding spread of the Company was approximately 54.33%. Assuming the Proposed Share Buy-Back of ten percent (10%) of the issued and paid-up share capital of the Company is carried out in full, and the number of ordinary shares held by the substantial shareholders, Directors and persons related to the substantial shareholders and/or Directors remain unchanged, the public shareholding spread of the Company will reduce to 49.25%.

2.4 Section 67A of the Act pertaining to the purchase of own shares by listed companies allows the treatment of purchased shares to be cancelled upon purchase, held as treasury shares or a combination of both. Purchased shares held as treasury shares may either be distributed as share dividends, resold on the KLSE in accordance with the relevant rules of the KLSE or subsequently cancelled. The decision whether to retain the ordinary shares in the Company as treasury shares and/or cancel them and/or resell the treasury shares and/or to distribute them as share dividends and/or subsequently cancel them will be made by the Board at the appropriate time. The distribution of treasury shares as share dividends may be applied as a reduction of the retained profits or share premium account of the Company subject to applicable Prevailing Laws.

While the purchased shares are held as treasury shares, the rights attached to them as to voting, dividends and participation in other distributions and otherwise are suspended and the treasury shares shall not be taken into account in calculating the number or percentage of shares or of a class of shares in the Company for any purposes including substantial shareholding, takeovers, notices, the requisitioning of meetings, the quorum for a meeting and the result of a vote on a resolution at a meeting.

2.5 Genting may only purchase its own shares at a price which is not more than fifteen percent (15%) above the weighted average market price of Genting Shares for the past five (5) market days immediately preceding the date of the purchase. The Company may only resell the purchased shares held as treasury shares at a price which is not less than the weighted average market price of Genting Shares for the past five (5) market days immediately preceding the date of resale.

2.6 The Proposed Share Buy-Back will allow the Board to exercise the power of the Company to purchase and/or hold its own shares at any time within the abovementioned time period using the internal funds of the Company and/or external borrowings. The amount of internally generated funds and/or external borrowings to be utilised will only be determined later depending on the available internally generated funds, actual number of ordinary shares in Genting to be purchased and/or held and other relevant cost factors. The actual number of Genting Shares to be purchased and/or held will depend on market conditions and sentiments of the KLSE as well as the retained profits and share premium account and financial resources available to the Company. The treatment of the purchased shares to be held as treasury shares, either distributed as share dividends or resold by the Company on the KLSE, or both, will in turn depend on the availability of, amongst others, retained profits, share premium account and tax credit (in relation to Section 108 of the Income Tax Act, 1967) of the Company.

In the event the Company purchases and holds its own shares using external borrowings, the Board would ensure that the Company has sufficient funds to repay the external borrowings and that the repayment would have no material effect on the cashflow of the Company.

## 3. RATIONALE FOR THE PROPOSED SHARE BUY-BACK

The Proposed Share Buy-Back, if implemented, will enable the Genting Group to utilise any of its surplus financial resources to purchase its own shares from the market. It may stabilise the supply and demand of its shares traded on the Main Board of KLSE and thereby support its fundamental value.

If Genting Shares purchased are subsequently cancelled, the Proposed Share Buy-Back may strengthen the EPS of Genting and if so, it is expected to benefit the shareholders of the Company.

The purchased shares can be held as treasury shares and resold on the KLSE at a higher price with the intention of realising a potential gain without affecting the total issued and paid-up share capital of the Company. Should any treasury shares be distributed as share dividends, this would serve to reward the shareholders of the Company.

The Proposed Share Buy-Back is not expected to have any potential material disadvantage to the Company and its shareholders as it will be exercised only after due consideration of the financial resources of the Genting Group and of the resultant impact on its shareholders. The Board in exercising any decision on the Proposed Share Buy-Back will be mindful of the interest of the Company and its shareholders.

## 4. FACTORS FOR SHAREHOLDERS TO CONSIDER

The Proposed Share Buy-Back, if implemented, may enable the Company to stabilise the supply and demand of Genting shares on the stock exchange and thereby support the Company's fundamental value. The Board would also have the opportunity to utilise its financial resources not immediately required for other uses to purchase Genting Shares. Any cancellation of the Genting Shares so purchased will increase the EPS of the Group if the income foregone or interest expense incurred on the shares purchased is less than the EPS before the share buy-back. In addition, shareholders may receive treasury shares as share dividends if the Board recommends their distribution.

The Proposed Share Buy-Back if implemented will, however, reduce the amount of resources available for distribution to the shareholders of the Company and may result in the Group having to forego other investment opportunities that may emerge in the future, or at least deprive the Company and the Group of interest income that can be derived from the funds utilised for the Proposed Share Buy-Back. The working capital of the Group will also be affected, as any purchase of Genting Shares will reduce the Group's cashflow depending on the actual number of shares purchased and their purchase price.

On the other hand, the financial resources of the Group may increase if the Genting Shares so purchased and held as treasury shares are resold at prices higher than their purchase price.

In any case, the Board will be mindful of the interest of the Company, the Group and its shareholders in implementing the Proposed Share Buy-Back.

## 5. EFFECTS OF THE PROPOSED SHARE BUY-BACK

Assuming that the Company purchases up to 70,433,000 Genting Shares representing approximately 10% of its issued and paid-up share capital and such shares purchased are cancelled or alternatively retained as treasury shares or both, the effects of the Proposed Share Buy-Back on the share capital, substantial shareholders' and Directors' shareholdings, earnings, NTA, working capital and dividends are as set out below:

### 5.1 Share Capital

In the event that all the Genting Shares purchased are cancelled, the Proposed Share Buy-Back will result in the issued and paid-up share capital of the Company being reduced as follows:

| | No. of ordinary shares of RM0.50 each |
|---|---|
| Issued and paid-up share capital as at 22 May 2003 | 704,338,954 |
| Proposed Share Buy-Back | (70,433,000) |
| Reduced share capital | 633,905,954 |

However, the Proposed Share Buy-Back will not have any effect on the issued and paid-up share capital of the Company if the Genting Shares so purchased are retained as treasury shares.

### 5.2 Substantial Shareholders' Interests

The effect of the Proposed Share Buy-Back on the shareholding of the substantial shareholders of Genting based on the Register of Substantial Shareholders as at 22 May 2003, is as follows:

| | No. of Genting Shares held | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Before the Proposed Share Buy-Back | | | | After the Proposed Share Buy-Back | | | |
| | Direct | % | Indirect | % | Direct | % | Indirect | % |
| Kien Huat Realty Sdn Bhd ("Kien Huat") | 238,628,052 | 33.88 | 52,637,200^ | 7.47 | 238,628,052 | 37.64 | 52,637,200^ | 8.30 |
| Parkview Management Sdn Bhd | - | - | 291,265,252* | 41.35 | - | - | 291,265,252* | 45.95 |
| Inforex Sdn Bhd | - | - | 238,628,052+ | 33.88 | - | - | 238,628,052+ | 37.64 |
| Info-Text Sdn Bhd | - | - | 238,628,052+ | 33.88 | - | - | 238,628,052+ | 37.64 |
| Dataline Sdn Bhd | - | - | 238,628,052+ | 33.88 | - | - | 238,628,052+ | 37.64 |
| G T Realty Sdn Bhd | - | - | 238,628,052+ | 33.88 | - | - | 238,628,052+ | 37.64 |

*Notes:*

^ *Deemed interested through its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd)*

* *Deemed interested through Kien Huat and its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd)*

\+ *Deemed interested through Kien Huat*

### 5.3 Directors' Shareholdings

The effect of the Proposed Share Buy-Back on the shareholdings of the Directors of Genting based on the Register of Directors' Shareholdings as at 22 May 2003 is as follows:

| | <---No. of Genting Shares held--- | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **<---Before the Proposed Share Buy-Back--->** | | | | **<--After the Proposed Share Buy-Back-->** | | | |
| | **Direct** | **%** | **Indirect** | **%** | **Direct** | **%** | **Indirect** | **%** |
| Tan Sri Lim Goh Tong | 6,681,000 | 0.95 | - | - | 6,681,000 | 1.05 | - | - |
| Tun Mohammed Hanif bin Omar | 200 | # | - | - | 200 | # | - | - |
| Tan Sri Lim Kok Thay | 3,433,800 | 0.49 | 11,523,996^ | 1.64 | 3,433,800 | 0.54 | 11,523,996^ | 1.82 |
| Dr R. Thillainathan | - | - | - | - | - | - | - | - |
| Quah Chek Tin | 1,000 | # | - | - | 1,000 | # | - | - |
| Tan Sri Mohd Amin bin Osman | 8,000 | # | - | - | 8,000 | # | - | - |
| Tan Sri (Dr.) Gunn Chit Tuan | - | - | - | - | - | - | - | - |
| Dato' Paduka Nik Hashim bin Nik Yusoff | - | - | - | - | - | - | - | - |
| Tan Sri Dr. Lin See Yan | - | - | - | - | - | - | - | - |

***Notes:***

\# *Negligible*

^ *Deemed interested through Time Life Equity Sdn Bhd*

### 5.4 Earnings

Where the shares so purchased are to be cancelled, the earnings of the Group will increase if the shares are purchased at prices below the NTA at the time of purchase. However, the increase in earnings will be affected to the extent of the reduction in interest income arising from funds utilised for the purchased shares or any increase in interest expense arising from borrowings to fund the purchase. In the event that the shares are treated as treasury shares and subsequently sold, the earnings of the Group will increase where the treasury shares are sold at prices above the NTA and any resultant increase in interest income of the Group.

### 5.5 NTA

If the purchased shares are kept as treasury shares, the NTA per share would decrease, unless the cost per share of the treasury shares purchased is below the NTA per share at the relevant point in time. This is because the treasury shares, which are required to be carried at cost, must be offset against equity and therefore would result in a decrease in NTA of the Company.

Similarly, if the purchased shares are cancelled as provided under Section 67A of the Act, the NTA per share of the Genting Group will decrease, unless the cost per share of the purchased shares is below the NTA per share at the relevant point in time.

In the case where the purchased shares are treated as treasury shares and subsequently resold on the KLSE, the NTA per share of the Genting Group will increase if the Company realises a gain from the resale, and vice-versa. If the treasury shares are distributed as share dividends, the NTA of the Genting Group will decrease by the cost of the treasury shares.

### 5.6 Working Capital

The Proposed Share Buy-Back will reduce the working capital of the Group, the quantum of which depends on, amongst others, the number of shares eventually purchased and the purchase prices of the shares.

For shares so purchased which are kept as treasury shares, upon its resale, the working capital of the Company will increase. Again, the quantum of the increase in the working capital will depend on the actual selling price of the treasury shares and the number of treasury shares resold.

### 5.7 Dividends

Assuming the Proposed Share Buy-Back is implemented in full and the dividend quantum is maintained at historical levels, the Proposed Share Buy-Back will have the effect of increasing the dividend rate of the Company as a result of the reduction in the issued and paid-up share capital of the Company per ordinary share of RM0.50 each.

For the financial year ended 31 December 2002, the Company has paid an interim dividend of 7.0 sen less Malaysian Income Tax and recommended a final dividend of 13.5 sen per ordinary share of RM0.50 each less Malaysian Income Tax announced on 28 February 2003. The recommended final dividend will be subject to shareholders' approval at the Company's forthcoming AGM.

## 6. IMPLICATION OF THE CODE

The direct and indirect shareholdings of Kien Huat in Genting as at 22 May 2003 is approximately 41.35% of the issued and paid-up share capital of the Company. In the event that the Proposed Share Buy-Back of up to approximately ten percent (10%) is carried out in full in a period of six (6) months, the shareholdings of Kien Huat in Genting would increase to approximately 45.95% of the issued and paid-up share capital of the Company if the number of ordinary shares held by Kien Huat is unchanged.

Pursuant to the Code, a person who holds more than thirty three percent (33%) but less than fifty percent (50%) of the voting shares of a company and such person acquires in any period of six (6) months more than two percent (2%) of the voting shares of the company, the person should undertake a mandatory general offer for the remaining ordinary shares of the company not already owned by the said person. As such, the Proposed Share Buy-Back of approximately ten percent (10%), if carried out in full in a period of six (6) months, would increase the shareholdings of Kien Huat together with persons acting in concert with it by more than two percent (2%) and Kien Huat together with persons acting in concert with it would therefore trigger a mandatory general offer pursuant to the Code.

As at the date hereof, the Company has yet to decide on the percentage of its own shares to be purchased under the Proposed Share Buy-Back. However, the Company will ensure that the requirement of a mandatory general offer will not be triggered by Kien Huat.

Save as disclosed above, none of the other existing substantial shareholders is expected to trigger the obligation to undertake a mandatory general offer under the Code as a result of the Proposed Share Buy-Back.

## 7. HISTORICAL SHARE PRICES

The monthly high and low market prices of Genting Shares traded on the KLSE for the past twelve (12) months from April 2002 to April 2003 are as follows:

| | <---------------------Ordinary share ---------------> | |
|---|---|---|
| | High RM | Low RM |
| **2002** | | |
| April | 16.50 | 13.20 |
| May | 16.40 | 14.90 |
| June | 16.10 | 13.10 |
| July | 15.50 | 13.40 |
| August | 15.00 | 13.50 |
| September | 15.00 | 12.30 |
| October | 13.80 | 12.20 |
| November | 14.10 | 12.80 |
| December | 13.50 | 12.40 |
| **2003** | | |
| January | 14.90 | 13.30 |
| February | 14.80 | 13.50 |
| March | 14.20 | 12.80 |
| April | 13.40 | 11.30 |

| | |
|---|---|
| Last transacted price of Genting Shares on 28 April 2003 (being the date of announcement of the Proposed Share Buy-Back) | RM11.50 |
| Last transacted price of Genting Shares on 26 May 2003 (being the latest practical date prior to the printing of this Circular ) | RM13.70 |

*(Source: Bloomberg)*

## 8. APPROVAL REQUIRED

The Proposed Share Buy-Back is conditional upon approval from the shareholders of Genting at the forthcoming EGM to be convened.

## 9. PURCHASE OF GENTING SHARES

Currently, there are no shares of the Company which are held as treasury shares. The Company had not made any purchase of Genting Shares in the previous twelve (12) months preceding the date of this Circular.

## 10. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Save for the proportionate increase in the percentage shareholdings and/or voting rights of the shareholders in the Company as a consequence of the Proposed Share Buy-Back, none of the Directors and/or substantial shareholders of Genting or persons connected to them, has any interest, direct or indirect, in the Proposed Share Buy-Back or resale of treasury shares, if any.

## 11. DIRECTORS' RECOMMENDATION

Your Directors, after careful deliberation, are of the opinion that the Proposed Share Buy-Back is in the best interest of the Company. Accordingly, your Directors recommend that you vote in favour of the ordinary resolution to give effect to the Proposed Share Buy-Back at the forthcoming EGM.

## 12. EGM

An EGM, the notice of which is enclosed in this Circular, will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 26 June 2003 at 4.45 p.m. or immediately following the conclusion or adjournment (as the case may be) of the Thirty-Fifth AGM of the Company, which will be held at the same venue and on the same day at 4.00 p.m. whichever is later, or at any adjournment thereof, for the purpose of considering and if thought fit, passing the ordinary resolution to give effect to the Proposed Share Buy-Back.

If you are unable to attend and vote in person at the EGM, you are requested to complete and return the enclosed Form of Proxy, in accordance with the instructions printed thereon, so as to arrive at the Registered Office of the Company at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur not less than forty-eight (48) hours before the time set for convening the EGM on Thursday, 26 June 2003 at 4.45 p.m. or at any adjournment thereof. The lodging of a Form of Proxy does not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

## 13. FURTHER INFORMATION

Shareholders are requested to refer to Appendix I for further information.

Yours faithfully
For and on behalf of the Board of Directors
of GENTING BERHAD

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

ADDITIONAL INFORMATION

1. **Directors' Responsibility Statement**

This Circular has been seen and approved by the Directors of Genting and they individually and collectively accept full responsibility for the accuracy of the information given in this Circular and confirm that, after making all reasonable enquiries, to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. **Material Contracts**

Save as disclosed below, there are no material contracts, not being contracts entered into in the ordinary course of business, which have been entered into by the Genting Group during the past two (2) years preceding the date of this Circular:

(i) an International Swaps and Derivatives Association 1992 ("ISDA") Master Agreement dated 10 May 2001 between RWB (Labuan) Limited ("RWBL"), a wholly-owned subsidiary of RWB, which is a 56.17% owned subsidiary of the Company and Standard Chartered Bank (Malaysia) Berhad ("SCBMB") pertaining to the interest rate swap transactions to be entered into by RWBL in order to swap floating rate exposure to a fixed rate exposure in relation to the Term Loan Facility of US$200 million mentioned in the following document:

(a) a Term Facility Agreement dated 20 March 2001 between RWBL, RWB, Dresdner Bank AG, Labuan branch ("Dresdner"), National Australia Bank Limited, Labuan branch ("NABL"), OCBC Bank (Malaysia) Berhad ("OCBC") and the Banks (comprising Dresdner, NABL, OCBC, Westpac Banking Corporation, Singapore Branch, Bumiputra Commerce Bank (L) Limited, Credit Industriel et Commercial, Labuan Branch, Maybank International (L) Limited, Standard Chartered Bank, Offshore Labuan, The Hongkong and Shanghai Banking Corporation Limited and Labuan Offshore Banking Unit) ("the Financial Institutions") pertaining to a Term Loan Facility of US$200 million granted by the Financial Institutions to RWBL for purposes of refinancing the US$200 million of equity injected by RWB in Resorts World Limited ("RWL"), a wholly-owned subsidiary of RWB for the purchase by RWL of US$200 million of the Convertible Unsecured Loan Notes ("Notes") issued by Star Cruises Limited ("SCL") which Notes have subsequently been converted into ordinary shares of SCL. The loan is repayable in three instalments;

(ii) a Sale and Purchase Agreement dated 20 June 2001 between Tanjung Bahagia Sdn Bhd ("TBSB"), a wholly-owned subsidiary of Asiatic Development Bhd ("ADB"), a 54.9% owned subsidiary of the Company and Hap Seng Consolidated Berhad ("Hap Seng") pertaining to the proposed acquisition by TBSB of 8,830 hectares (21,809 acres) of agricultural land in Sungai Tongod, District of Kinabatangan, Sabah, for a cash consideration of RM56.73 million plus all costs incurred by Hap Seng in the cultivation of oil palm up to the date of vacant possession;

(iii) a Share Sale and Purchase Agreement dated 2 July 2001 between Laila Limited ("Laila"), an indirect 95% owned subsidiary of the Company, and BP Global Investments Limited ("BP") pertaining to the sale by Laila to BP of the entire issued and paid-up share capital of Cairns Limited ("Cairns") for an initial cash consideration of US$106,813,511 followed by payments of the Deferred Consideration. The payment of the Deferred Consideration will be made in monthly instalments based upon 30% of Cairns' participating percentage of 45%, applicable, in essence, to the Muturi Contractor's pre-tax income commencing in the month in which commercial petroleum production attributable to the contract area occurs and ending with the Muturi Production Sharing Contract Termination;

(iv) an ISDA Master Agreement dated 4 July 2001 between RWBL and The Hongkong and Shanghai Banking Corporation Limited, Labuan ("HSBC") pertaining to the interest rate swap transactions to be entered into by RWBL in order to swap floating rate exposure to a fixed rate exposure in relation to the Term Loan Facility of US$200 million mentioned in i(a) above;

(v) a Guarantee Agreement dated 9 August 2001 between RWB and HSBC whereby RWB has agreed to issue a guarantee in favour of HSBC in consideration of a five year Interest Rate Swap Facility with a risk weighted limit of US$16 million granted by HSBC to RWBL pursuant to the Letter of Offer dated 10 July 2001 from HSBC;

(vi) a Guarantee Agreement dated 13 August 2001 between RWB and SCBMB whereby RWB has agreed to issue a guarantee in favour of SCBMB in consideration of a five year Interest Rate Swap Facility with a risk weighted limit of US$15 million granted by SCBMB to RWBL pursuant to the Letter of Offer dated 21 July 2001 from SCBMB;

(vii) several Sale and Purchase Agreements dated 7 February 2002 between Sabah Development Company Sdn Bhd ("SDC"), a wholly-owned subsidiary of ADB and several individuals for the acquisition by SDC of approximately 2,898.97 acres of land on Pulau Jambongan, District of Sandakan, Sabah for a consideration of RM5.65 million;

(viii) an ISDA Master Agreement dated 20 February 2002 between RWB and HSBC Bank Malaysia Berhad ("HSBCM") pertaining to the foreign exchange transaction(s) with HSBCM in respect of RWB's Foreign Exchange Facility of RM79.31 million from HSBCM in relation to the Term Loan Facility of US$200 million mentioned in (i)(a) above and the following document:

(a) a Programme Agreement dated 19 May 2000 between Resorts World (Labuan) Limited ("RWLL"), a wholly-owned subsidiary of RWB, UOB Asia Limited ("UOB Asia") and United Overseas Bank Limited, Labuan Branch ("UOB Labuan") (both UOB Asia and UOB Labuan are collectively referred to as the "Subscribers") pertaining to the acceptance by RWLL of USD$200 million Guaranteed Euro Medium Term Note Programme guaranteed by RWB and arranged by the Subscribers in place of the Loan Agreement dated 14 February 2000 between RWLL and UOB Labuan pertaining to a bridging loan facility up to the maximum principal sum of USD$168 million to RWLL to invest in the equity of SCL for its acquisition of NCL Holding ASA. The loan is repayable in three instalments;

(ix) an ISDA Master Agreement dated 28 March 2002 between RWBL and OCBC pertaining to the interest rate swap transactions to be entered into by RWBL in order to hedge against interest fluctuations in respect of the interest swap line of up to US$50 million from OCBC in relation to the Term Loan Facility of US$200 million mentioned in (i)(a) above;

(x) a Share Sale Agreement dated 26 April 2002 between Mastika Lagenda Sdn Bhd ("MLSB") and Tenaga Nasional Berhad ("TNB") pertaining to the proposed acquisition by MLSB of TNB's 20% equity interest in Genting Sanyen Power Sdn Bhd for a total consideration of RM240 million;

(xi) an Agreement in respect of an issue of Convertible Note by First Karaoke (H.K.) Limited ("First Karaoke") dated 7 May 2002 between Resorts Overseas Investments Limited ("ROIL"), a wholly-owned subsidiary of RWB and First Karaoke, Mr. Wong Franklin and Ms. Lau Lai Ping (as Warrantors) pertaining to the subscription by ROIL, of Convertible Note in First Karaoke for HK$45 million;

(xii) an Agreement dated 7 May 2002 between ROIL and Ms. Lau Lai Ping, Mr. Wong Franklin, Mr. Ng Man Hung ("First Karaoke Shareholders") and First Karaoke pertaining to the arrangements between the First Karaoke Shareholders and ROIL in respect of the manner in which the affairs of First Karaoke will be regulated in relation to their respective participation as shareholders and investors in First Karaoke;

(xiii) a Letter Agreement dated 20 May 2002 between United Overseas Bank (Malaysia) Bhd ("UOBM") and RWB pertaining to the acceptance by RWB from UOBM of a Forward Foreign Exchange Contracts Facility of RM400 million for the purpose of hedging RWB's foreign currency exposure in relation to the Term Loan Facility of US$200 million mentioned in (i)(a) and (xiii) above;

(xiv) a Share Sale Agreement dated 21 May 2002 between MLSB and TNB pertaining to the proposed acquisition by MLSB of TNB's 40% equity interest in Sepang Power Sdn Bhd ("SPSB") for a total cash consideration of RM65.7 million;

(xv) several conditional Sale and Purchase Agreements dated 22 May 2002 between Sabah Development Company Sdn Bhd ("SDC") and/or its nominee for the proposed acquisition by SDC and/or its nominee of approximately 13,195.07 acres of oil palm plantation/jungle land and an oil mill at Bukit Garam, Sandakan, Sabah from Abadi Mewah Sdn Bhd and its related companies for a cash consideration of RM128.43 million;

(xvi) a conditional Sale and Purchase Agreement dated 22 May 2002 between Asiaticom Sdn Bhd ("Asiaticom"), a wholly-owned subsidiary of ADB, for the proposed acquisition by Asiaticom of 669.41 acres of oil palm plantation/jungle land from Abadi Mewah Sdn Bhd for a cash consideration of RM5.57 million;

(xvii) a Letter Agreement dated 14 August 2002 between Bumiputra-Commerce Bank Berhad ("BCB") and RWB pertaining to the acceptance by RWB from BCB of a Forward Foreign Exchange Contracts Facility of RM214 million for the purpose of hedging RWB currency exposure in relation to the Term Loan Facility of US$200 million mentioned in (i)(a) above;

(xviii) an ISDA Master Agreement dated 3 October 2002 between RWBL and The Development Bank of Singapore Ltd, Labuan Branch ("DBS") pertaining to the interest rate swap transaction(s) to be entered into by RWBL in order to hedge the floating rate exposure of the Term Loan Facility of US$200 million mentioned in (i)(a) above;

(xix) a Guarantee Agreement dated 8 October 2002 between RWB and OCBC whereby RWB has agreed to issue a guarantee in favour of OCBC in consideration of a 5 year Interest Rate Swap Facility with a risk weighted limit of US$10 million granted by OCBC to RWBL pursuant to the ISDA Master Agreement dated 28 March 2002;

(xx) a Share Sale Agreement dated 9 October 2002 between MLSB and Kumpulan Darul Ehsan Berhad ("KDEB") in respect of the acquisition by MLSB of additional 30% equity stake in SPSB from KDEB for a total cash consideration of RM8.5 million;

(xxi) a Sale and Purchase Agreement dated 11 October 2002 between Asiatic Indahpura Development Sdn Bhd ("AIDSB"), an indirect subsidiary of ADB and Ambang Budi Sdn Bhd ("ABSB") pertaining to the sale by AIDSB of 953 acres of land in the Mukim Senai-Kulai, District of Johor Bahru, Johor to ABSB for RM82.61 million;

(xxii) a Sale and Purchase Agreement dated 11 October 2002 between Asiatic Land Development Sdn Bhd ("ALDSB"), a wholly-owned subsidiary of ADB and Ambang Budi Sdn Bhd ("ABSB") in respect of the acquisition by ALDSB from ABSB of the remaining 30% equity interest in AIDSB comprising 75,000 ordinary shares of RM1.00 each for a consideration of RM77.32 million;

(xxiii) an Agreement dated 31 October 2002 between ROIL, First Karaoke and Mr. Wong Franklin and Ms. Lau Lai Ping as Warrantors pertaining to the subscription by ROIL of 1,580,000 new ordinary shares of HK$1.00 each in the capital of First Karaoke for HK$6,004,000/-;

(xxiv) an ISDA Master Agreement dated 19 November 2002 between RWBL and CIMB (L) Limited ("CIMB") pertaining to the interest rate swap transaction(s) to be entered into by RWBL in order to hedge the floating rate exposure of the Term Loan Facility of US$200 million mentioned in (i)(a) above;

(xxv) a Guarantee Agreement dated 19 November 2002 between RWB and CIMB whereby RWB has agreed to issue a guarantee in favour of CIMB in consideration of a 5 year Interest Rate Swap Facility with a maximum aggregate amount of liability of US$3.8 million granted by CIMB to RWBL pursuant to the ISDA Master Agreement dated 19 November 2002;

(xxvi) a Guarantee Agreement dated 19 November 2002 between RWB and DBS whereby RWB has agreed to issue a guarantee in favour of DBS in consideration of a 5 year Interest Rate Swap Facility with a risk weighted limit of 15% of the contracted aggregate notional amount granted by DBS to RWBL pursuant to the ISDA Master Agreement dated 3 October 2002;

(xxvii) a Term Facility Agreement dated 22 November 2002 between DBS and Resorts International (Labuan) Limited ("RILL"), a wholly-owned subsidiary of RWB, and pertaining to the acceptance by RILL from DBS of a Syndicated Term Loan Facility of US$77 million to part finance the subscription of the rights to be issued by SCL amounting to approximately US$150 million. Subsequently, RILL has utilised an amount of US$53 million and RWB has agreed to guarantee DBS due performance of the aforesaid loan;

(xxviii) an Agreement dated 23 December 2002 between First Karaoke and ROIL, Ms. Lau Lai Ping, Mr. Wong Franklin and Mr. Ng Man Hung as Subscribers and Mr. Wong Franklin and Mr. Ng Man Hung as Warrantors pertaining to the subscription by ROIL of Convertible Note in First Karaoke for HK$9 million;

(xxix) two Supplemental Agreements dated 23 December 2002 to each of the principal Agreements mentioned in (xi) and (xii) above respectively pertaining to certain amendments made to the principal Agreements;

(xxx) Sale and Purchase Agreements dated 7 January 2003 between Agroview Sdn Bhd and Asiatic Green Tech Sdn Bhd ("AGTSB"), a wholly-owned subsidiary of ADB for the acquisition by AGTSB of a total of 607.03 hectares or 1,499.99 acres of land in Ulu Tenegang, District of Kinabatangan, Sabah for a consideration of RM18 million;

(xxxi) several Sale and Purchase/Sub-lease Agreements dated 24 January 2003 between Sabah Development Sdn Bhd ("SDC") and several individuals for the acquisition/sub-lease by SDC of approximately 1,176.95 acres of land on Pulau Jambongan, District of Sandakan, Sabah for a total consideration of RM2.30 million;

(xxxii) a Second Supplemental Agreement dated 30 January 2003 to the principal Agreement mentioned in (xii) above pertaining to certain amendments made to the principal Agreement;

(xxxiii) a Share Purchase Agreement dated 30 January 2003 between Genting International Paper Holdings Limited ("GIPHL"), a wholly-owned subsidiary of the Company and Sorona Limited ("Sorona"), a wholly-owned subsidiary of Genting Power Holdings Limited, which in turn is a wholly-owned subsidiary of GIPHL, with NRG Energy, Inc and NRGenerating Luxembourg (No.1) S.a.r.l. ("NRG") in respect of the proposed acquisition by Sorona from NRG of its entire equity interest in NRGenerating Holdings (No. 3) GmbH ("NRG Shares"), the Company which owns the following assets at a consideration of US$27.58 million:

(a) 30% of Lanco Kondapalli Power Pvt. Ltd. which owns a 368MW natural gas fired Combined Cycle Gas Turbine Plant located in Andhra Pradesh, India; and

(b) 74% of Eastern Generation Services (India) Pvt. Ltd., the operation and maintenance company which operates the aforesaid Power Plant.

(xxxiv) an Agreement dated 17 March 2003 between Sorona and Genting Sanyen Power (Labuan) Limited ("GSPLL") in respect of the acceptance by GSPLL of the nomination by Sorona to hold the entire equity interest in NRG Shares pursuant to the Share Purchase Agreement ("SPA") dated 30 January 2003 between GIPHL, Sorona, NRG Energy, Inc and NRG and the undertaking by GSPLL to observe all the obligations of Sorona under the aforesaid SPA including the payment of the purchase price to NRG as stipulated in the SPA; and

(xxxv) a Subscription Agreement dated 7 April 2003 between Genting International Management Services Pte Ltd ("GIMS"), a wholly-owned subsidiary of Genting International PLC, which in turn is a 62.35% indirectly owned subsidiary of the Company in respect of the proposed subscription by GIMS of 18 million units of securities in Pacific Lottery Corporation (formerly known as Apllied Gaming Solutions of Canada Inc.) comprising one common share and one warrant exercisable at $0.25 CDN per unit or a total of $4,500,000 CDN.

## 3. Material Litigation

Save and except as disclosed below, neither Genting nor any of its subsidiaries is engaged in any material litigation, claims or arbitration either as plaintiff or defendant and the Directors do not have any knowledge of any proceedings pending or threatened against Genting or its subsidiaries :

(i) Asiatic Development Berhad ("Asiatic"), a 54.9% owned subsidiary of the Company and Tanjung Bahagia Sdn Bhd ("TBSB"), a wholly-owned subsidiary of Asiatic, together with 3 other parties, had been named as defendants in the Writ of Summons dated 11 October 2002 in the High Court of Sabah and Sarawak at Kota Kinabalu ("the Suit"). The Suit was instituted by several native individuals claiming Native Customary Rights over the land acquired by TBSB from Hap Seng Consolidated Berhad ("the Tongod Land") or part thereof.

The plaintiffs had also applied for an interlocutory injunction to restrain Asiatic and TBSB from entering, trespassing, clearing, using or occupying the Tongod Land or part thereof (the "Injunction"). Asiatic solicitors are of the opinion that the plaintiffs' action is unsustainable and misconceived and it is unlikely for the plaintiffs to succeed.

Asiatic and TBSB had on 26 February 2003 filed an order to strike out the Suit. The Application was heard on 25 March 2003 and the parties were ordered to file written submissions. All written submissions have been filed in Court and the matter had been fixed for ruling/further oral submissions on 13 June 2003.

As at 26 May 2003, being the last practicable date prior to the printing of this Circular, the Court has yet to fix a date for hearing of the Injunction. However, in the event the application for striking out the Suit is successful, the Injunction would also be dismissed.

## 4. Documents For Inspection

Copies of the following documents will be available for inspection at the registered office of Genting at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, during normal business hours from the date of this Circular to the date of the EGM:

(a) Memorandum and Articles of Association of the Company;

(b) Audited consolidated financial statements of the Genting Group for the past two (2) financial years ended 31 December 2002 and the unaudited results for the three (3)-month period ended 31 March 2003;

(c) Material contracts referred to in Section 2 above; and

(d) Relevant cause paper in respect of material litigation referred to in Section 3 above.



GENTING BERHAD

*(Company No.: 7916-A)*

(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Genting Berhad ("Genting" or "Company") will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 26 June 2003 at 4.45 p.m., or immediately following the conclusion or adjournment (as the case may be) of the Thirty-Fifth Annual General Meeting of the Company, which will be held at the same venue and on the same day at 4.00 p.m., whichever is later, or at any adjournment thereof, for the purpose of considering and if thought fit, passing the following resolution:

ORDINARY RESOLUTION

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF OWN SHARES

"THAT, subject to compliance with the Companies Act, 1965, the Articles of Association of the Company, regulations and guidelines issued from time to time by the Kuala Lumpur Stock Exchange ("KLSE") or any other regulatory authorities, approval be and is hereby given to the Company to utilise an amount not exceeding the total retained profits and share premium of the Company to purchase such amount of ordinary shares of RM0.50 each in the Company as may be determined by the Directors of the Company from time to time on the KLSE upon such terms and conditions as the Directors may deem fit and expedient in the interest of the Company provided that the aggregate number of shares to be purchased and/or held pursuant to this resolution does not exceed ten (10) per centum of the issued and paid-up share capital of the Company. Based on the audited accounts for the financial year ended 31 December 2002, the Company's retained profits and share premium accounts were RM2,951.7 million and RM97.8 million respectively;

AND THAT such authority shall commence upon the passing of this resolution and shall remain in force until the conclusion of the next Annual General Meeting of the Company unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting;

AND THAT authority be and is hereby given to the Directors of the Company to decide in their discretion to retain the ordinary shares in the Company so purchased by the Company as treasury shares and/or cancel them and/or resell the treasury shares or to distribute them as share dividend and/or subsequently cancel them;

AND FURTHER THAT authority be and is hereby given to the Directors of the Company to take all such steps as are necessary (including the appointment of a stockbroking firm and the opening and maintaining of a Central Depository Account designated as a Share Buy-Back Account) and to enter into any agreements and arrangements with any party or parties to implement, finalise and give full effect to the aforesaid with full powers to assent to any conditions, modifications, variations and/or amendments (if any) as may be imposed by the relevant authorities."

By Order of the Board

TAN WOOI MENG
Secretary

Kuala Lumpur
31 May 2003

***Notes:***

*A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than forty-eight (48) hours before the time set for holding the meeting or at any adjournment thereof.*



# GENTING BERHAD

*(Company No.: 7916-A)*
(Incorporated in Malaysia)

## FORM OF PROXY

(Before completing the form please refer to notes overleaf)

"A" I/We ..........................................................................................
(FULL NAME IN CAPITALS)

of ..........................................................................................
(ADDRESS)

being a member of GENTING BERHAD, hereby appoint

..........................................................................................
(FULL NAME)

of ..........................................................................................
(ADDRESS)

or failing him ..........................................................................................
(FULL NAME)

of ..........................................................................................
(ADDRESS)

or failing him, the *CHAIRMAN OF THE MEETING as my/our *first proxy to attend and vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 26 June 2003 at 4.45 p.m., or immediately following the conclusion or adjournment (as the case may be) of the Thirty-Fifth Annual General Meeting of the Company, which will be held at the same venue and on the same day at 4.00 p.m., whichever is later, or at any adjournment thereof.

"B" Where it is desired to appoint a second proxy, this section must also be completed, otherwise it should be deleted.

I/We ..........................................................................................
(FULL NAME IN CAPITALS)

of ..........................................................................................
(ADDRESS)

being a member of GENTING BERHAD, hereby appoint

..........................................................................................
(FULL NAME)

of ..........................................................................................
(ADDRESS)

or failing him ..........................................................................................
(FULL NAME)

of ..........................................................................................
(ADDRESS)

or failing him, the *CHAIRMAN OF THE MEETING as my/our *second proxy to attend and vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 26 June 2003 at 4.45 p.m., or immediately following the conclusion or adjournment (as the case may be) of the Thirty-Fifth Annual General Meeting of the Company, which will be held at the same venue and on the same day at 4.00 p.m., whichever is later, or at any adjournment thereof.



The proportions of my/our holding to be represented by my/our proxies are as follows:

| | |
|---|---|
| First Proxy "A" | % |
| Second Proxy "B" | % |
| | 100% |

In case of a vote taken by a show of hands, *First Proxy "A"/*Second Proxy "B" shall vote on my/our behalf.

My/our proxy/proxies shall vote as follows:

(Please indicate with an "X" in the space provided below how you wish your votes to be cast on the resolution specified in the Notice of Meeting. If you do not do so, the proxy/proxies will vote, or abstain from voting on the resolution as he/they may think fit).

| ORDINARY RESOLUTION | FIRST PROXY "A" | | SECOND PROXY "B" | |
|---|---|---|---|---|
| | FOR | AGAINST | FOR | AGAINST |
| PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF OWN SHARES | | | | |

Signed this .................. day of ..................................2003

| Number of shares held |
|---|
| |

.......................................................

Signature of Member

**Delete if inapplicable.*

***Notes:***

1. *A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. This instrument appointing a proxy must be deposited at the Registered Office of the Company not less than forty-eight (48) hours before the time set for holding the meeting or at any adjournment thereof.*

2. *In the case of a corporation, this Form of Proxy must be either under seal or signed by a duly authorised officer or attorney.*

*Fold this flap for sealing*

*Then fold here*

AFFIX
STAMP

The Company Secretary
Genting Berhad
24th Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

*1st fold here*



BAHAN CETAK / PRINTED MATTER
May be opened for postal inspection

BAYARAN POS JELAS
POSTAGE PAID
PEJABAT POS BESAR
KUALA LUMPUR
MALAYSIA
NO. WP 0722

Exemption No. 82-4052

*If undelivered, please return to:-*

Genting Management and Consultancy Services Sdn. Bhd. (112896-T)
23rd Floor, Wisma Genting, Jalan Sultan Ismail
50250 Kuala Lumpur, MALAYSIA